 Exhibit 99.1

For Immediate Release – Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX TO PARTICIPATE AT THE UPCOMING MACQUARIE CANADIAN ENERGY CONFERENCE

CALGARY, ALBERTA (June 2, 2015) – Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) is pleased to announce that Russell Oicle, Vice President Exploration and Steve Toth, Vice President Investor Relations will be attending the Macquarie Canadian Energy Conference on Thursday, June 4, 2015 in Montreal, Quebec.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

or

Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com